U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)
                                (Amendment No. 2)


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                                 GlobalNet, Inc.
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                                (Name of Issuer)
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                          Common Stock, $.001 Par Value
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                         (Title of Class of Securities)
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                                    37940E104
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                                 (CUSIP Number)
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                            Charles P. Axelrod, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)
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                                 March 21, 2002*
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             (Date of Event which Requires Filing of this Statement)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         (Continued on following pages)

                               (Page 1 of 6 Pages)

                                  SCHEDULE 13D
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CUSIP No. 37940E104                                            Page 2 of 6 Pages
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          NAME OF REPORTING PERSONS
               Robert J. Donahue

    1     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS ###-##-####
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          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [ ]
    2            (b) |X|
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    3     SEC USE ONLY
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          SOURCE OF FUNDS*
    4          00
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          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    5     ITEMS 2(d) OR 2(e)                 |X|
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          CITIZENSHIP OR PLACE OF ORGANIZATION
    6          United States
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              NUMBER OF                       SOLE VOTING POWER
               SHARES              7          -0-  shares    (see Item 5)
            BENEFICIALLY           ---------------------------------------------
              OWNED BY                       SHARED VOTING POWER
                EACH               8         -0-
              REPORTING            ---------------------------------------------
             PERSON WITH                     SOLE DISPOSITIVE POWER
                                   9         -0-  shares     (see Item 5)
                                   ---------------------------------------------
                                             SHARED DISPOSITIVE POWER
                                   10        -0- shares
                                   ---------------------------------------------

          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11     -0-  shares      (see Item 5)
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          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
   12     (a) [ ](see Item 5)
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          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13     N/A
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          TYPE OF REPORTING PERSON*
   14          IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
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CUSIP No. 37940E104                                            Page 3 of 6 Pages
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          NAME OF REPORTING PERSONS
               Colum P. Donahue

    1     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS ###-##-####
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          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
    2      (b)|X|
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    3     SEC USE ONLY
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          SOURCE OF FUNDS*
    4          00
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          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    5     ITEMS 2 (d)OR 2(e)                 |_|
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          CITIZENSHIP OR PLACE OF ORGANIZATION
    6          United States
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              NUMBER OF                       SOLE VOTING POWER
               SHARES              7          -0-  shares    (see Item 5)
            BENEFICIALLY           ---------------------------------------------
              OWNED BY                       SHARED VOTING POWER
                EACH               8         -0- shares
              REPORTING            ---------------------------------------------
             PERSON WITH                     SOLE DISPOSITIVE POWER
                                   9         -0-  shares     (see Item 5)
                                   ---------------------------------------------
                                             SHARED DISPOSITIVE POWER
                                   10        -0- shares
                                   ---------------------------------------------

          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11     -0-  shares      (see Item 5)
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          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
   12     [X]
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          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13     N/A
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          TYPE OF REPORTING PERSON*
   14          IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
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CUSIP No. 37940E104                                            Page 4 of 6 Pages
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          NAME OF REPORTING PERSONS
               Adams Ventures, LP

    1     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS 36 4357165
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          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
    2      (b)|X|
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    3     SEC USE ONLY
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          SOURCE OF FUNDS*
    4          00
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          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    5     ITEMS 2 (d)OR 2(e)                 |_|
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          CITIZENSHIP OR PLACE OF ORGANIZATION
    6          United States
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              NUMBER OF                       SOLE VOTING POWER
               SHARES              7          -0-  shares    (see Item 5)
            BENEFICIALLY           ---------------------------------------------
              OWNED BY                       SHARED VOTING POWER
                EACH               8         -0- shares
              REPORTING            ---------------------------------------------
             PERSON WITH                     SOLE DISPOSITIVE POWER
                                   9         -0-  shares     (see Item 5)
                                   ---------------------------------------------
                                             SHARED DISPOSITIVE POWER
                                   10        -0- shares
                                   ---------------------------------------------

          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11     -0-  shares      (see Item 5)
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          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
   12     (see Item 5)
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          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13     N/A
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          TYPE OF REPORTING PERSON*
   14     PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                                               Page 5 of 6 Pages
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Item 1.  Security and Issuer.

         This Schedule 13D/A relates to the Common Stock, par value $.001 per share (the "Common Stock"), of the Company. The Issuer is a Nevada corporation with its principal executive offices located at 1919 South Highland Avenue, Suite 125D, Lombard, Illinois 60148.


Item 4.   Purpose of Transaction.

         Item 4 of the Statement is hereby amended by adding thereto the following:

         As previously reported on January 6, 2002, GlobalNet, Inc. ("GlobalNet," the "Issuer" or the "Company"), a Nevada Corporation, The Titan Corporation, a Delaware Corporation ("Titan"), and T T III Acquisition Corp., a Nevada corporation and wholly owned subsidiary of Titan ("Merger Sub"), entered into an Agreement and Plan of Merger, as amended on January 29, 2002 (the "Merger Agreement"). Pursuant to the terms of the Merger Agreement, on March 21, 2002 Merger Sub was merged with and into GlobalNet (the "Titan Merger") with GlobalNet as the surviving corporation in the Titan Merger. Each share of GlobalNet Common Stock (other than dissenting shares) was converted into such number of shares of Titan common stock ("Titan Common Stock") equal to the Exchange Ratio, plus cash in lieu of fractional shares. As previously reported, certain ancillary agreements were entered into, including but not limited to (i) a voting agreement (the "Voting Agreement") entered into on January 6, 2002 by Robert J. Donahue, Colum P. Donahue, and Adams Ventures, LP (a family limited partnership for the benefit of members of Robert J. Donahue's family) (each, a "Reporting Person") and (ii) a pledge agreement (the "Pledge Agreement") entered into on January 6, 2002 by the Reporting Persons which ancillary documents were terminated at effective time of merger.

         This Amendment No. 2 supplementally amends the initial statement on
Schedule 13D, dated May 22, 2000 (the "Statement"), as amended by Amendment No. 1, dated January 14, 2002. This Amendment No. 2 is being filed by the Reporting Persons to report the conversion of each Reporting Persons' shares of GlobalNet Common Stock into the right to receive Titan Common Stock at the Effective Time of the Titan Merger and the related effects on the Voting Agreement and the Pledge Agreement. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Statement.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as otherwise noted, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Filing Persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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                                                               Page 6 of 6 Pages
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Signature and Joint Filing Statement

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

         As required by Rule 13d-1(k) promulgated under the Securities
Exchange Act of 1934, each Filing Person upon whose behalf this Statement is filed agrees that this Statement is filed on behalf of each of them. Each Filing Person understands that they are responsible for the timely filing of this Statement and any additional amendments thereto and for the completeness and accuracy of the information concerning such Filing Person contained herein; each Filing Person understands that they are not responsible for the completeness or accuracy of the information concerning the other Filing Persons making this filing unless such Reporting Person knows or has reason to believe that such information is inaccurate. This Statement may be executed in more than one counterpart.

                                   March 21, 2002

                                   /s/ Robert J. Donahue
                                   -------------------------
                                   Robert J. Donahue

                                   March 21, 2002

                                   /s/ Colum P. Donahue
                                   -------------------------
                                   Colum P. Donahue

                                   March 21, 2002

                                   ADAMS VENTURES, L.P.

                                   By:  RBD Management, Inc. as general partner

                                   By: /s/ Robert J. Donahue
                                       -------------------------
                                       Robert Donahue, President